Exhibit (a)(1)(E)

Form of Reminder Notice to Eligible Individuals who Elect to Participate in the Offer to Exchange Certain Outstanding Options for New Options

To:	All Eligible Option Holders

Subject:	Summit’s Offer to Exchange Expires Soon

A notice was sent to you by Summit Financial Services Group, Inc. (Summit”), on October 17, 2012, that provided you with instructions about how to participate in Summit’s Offer to Exchange Certain Outstanding Options for New Options. If you would like to take advantage of this opportunity, you must deliver to us a properly completed and executed election form on or before 6:00 p.m., Eastern Time, on November 13, 2012 (unless the Offer is extended).

If you have already made your election and wish to make any changes, you must do so before the Offer expires: 6:00 p.m., Eastern Time, on November 13, 2012 (unless the Offer is extended).

Only responses that are properly executed, and actually received by us by the deadline will be accepted. Responses submitted by any other means other than by mail, hand delivery, overnight delivery, fax or e-mail, are not permitted, unless specifically authorized in writing by us.

If you have questions, please direct them to our Chief Financial Officer, Steven C. Jacobs, at 561-338-2800.

Summit’s Offer to Exchange Certain Outstanding Options for New Options expires at 6:00 p.m., Eastern Time, November 13, 2012 (unless extended).

This notice does not constitute the Offer to Exchange Certain Outstanding Options for New Options (referred to as “the Offer”). The full terms of the Offer are described in (1) the Offer to Exchange; (2)our Notice, dated October 17, 2012, announcing the Offer; (3) the Election Form, together with its associated instructions; and (4) the Withdrawal Form, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, or by contacting our Chief Financial Officer at 561-338-2800.